Filed pursuant to Rule 433
Registration Statement Nos. 333-162193 and 333-162193-01

Home Product List Learn about RBS ETNs Contact Us About Us

Search:
CUSIP, Text

Products
Learn About RBS ETNs
News

RBS Gold Trendpilot Index ETN

TBAR

Product Detail

The RBS Gold Trendpilot™ ETNs are designed for investors who seek exposure to the RBS Gold Trendpilot™ Index (USD) (the "Index"). The Index utilizes a systematic trend-following strategy to provide exposure to either the Price of Gold Bullion (as defined below) or the yield on a hypothetical notional investment in 3-month U.S. Treasury bills (the "Cash Rate"), depending on the relative performance of the Price of Gold Bullion on a simple historical moving average basis. If the Price of Gold Bullion is at or above its historical 200-Index business day simple moving average for five consecutive Index business days (i.e., a "positive trend" is established), the Index will track the return on the Price of Gold Bullion, and will have no exposure to the Cash Rate until a negative trend occurs. Conversely, if the Price of Gold Bullion is below such average for five consecutive index business days (i.e., a "negative trend" is established), then the Index will track the Cash Rate instead of the return on the Price of Gold Bullion and will have no exposure to the Price of Gold Bullion until the next positive trend.

The "Price of Gold Bullion" on any given day means the spot price of physical gold, as measured by the afternoon gold fixing price (also known as the London Gold P.M. Fixing Price) per troy ounce of gold for delivery in London through a member of the London Bullion Market Association ("LBMA") authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market Fixing Ltd. and published by the LBMA, on such day. The Price of Gold Bullion is also published on Bloomberg page "GOLDLNPM Index."

For the purposes of the Product Facts below, the Price of Gold Bullion is also referred to as the "Benchmark Index".

Product Facts

Product type	**Exchange Traded Note (ETN)**
Exchange name	**NYSE Arca**
Daily Redemption Value	**$ 25.0809**
Shares Outstanding	**160,000**
Issue Size (USD 000's)	**$ 4,000**
Annual Investor Fee when Tracking Cash Rate	**0.50 %**
Annual Investor Fee when Tracking Benchmark Index	**1.00 %**
Inception Date	**02/17/11**
Maturity	**02/15/41**
Current RBS Trendpilot Indicator	**Price of Gold Bullion**
Last Update	**2/18/2011 1:00:00 AM**

Codes

ISIN	**US78009L4077**
CUSIP	**78009L407**
Ticker	**TBAR**
Underlying	**RBS Gold Trendpilot Index**
Intraday Indicative Value Ticker	**TBAR.IV**

Download Prospectus (2 MB)

Download Factsheet (872 KB)

"The Annual Investor Fee" accrues on a daily basis.
"Daily Redemption Value" refers to the price per ETN at which The Royal Bank of Scotland N.V. shall repurchase any ETNs offered by investors for repurchase (provided that at least 20,000 ETNs are offered for repurchase) or shall redeem any ETNs called by it for redemption at its option, in each case, subject to the terms and conditions described in the pricing supplement and prospectus. The amount reflects the Daily Redemption Value at the close of the market on the prior trading day in the United States.
"Shares Outstanding" means to the number of ETN units outstanding at the close of market on the prior trading day in the United States.
"Issue Size (USD 000's)" means an amount equal to the Daily Redemption Value multiplied by Shares Outstanding.
"Current RBS Trendpilot Indicator" refers to the trend of the Index. The Index will track the Price of Gold Bullion when it is in a positive trend, and will track the Cash Rate when it is in a negative trend.

Returns (as of market close 1/31/2011)

The returns indicated below reflects the percentage change through the end of the previous calendar month in the closing level of the index, the daily redemption value or the ETN market price, as applicable, from the beginning of the relevant period (e.g., 1 mo., 3 mos., 6 mos. prior, as the case may be). **The Index was only created on 1/24/11. All Index data prior to 1/24/11 are based on retrospective calculations. The Index performance information below does not include the annual investor fee or any transaction costs or expenses. None of the information below should be taken as any indication of the future performance of the Index or the ETNs.**

	1 mo.	3 mo.	6 mo.	YTD	1 Yr.	3 Yr. annualized	5 Yr. annualized	10 Yr. annualized
Index	-5.59%	-1.47%	+13.52%	-5.59%	+23.04%	+9.74%	+14.57%	+12.17%
Redemption Value	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
ETN Market Return	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Source: Bloomberg

All Return information presented above is updated once a month and is presented as of the end of previous calendar month.

"Index" refers to the percentage change in the closing level of the Index from the month end of the relevant period (e.g., closing level of the Index from month-end, 1 mo., 3 mos., 6 mos. prior, as the case may be) through the market close at the end of the previous calendar month.

"Redemption Value" refers to the percentage change in the Daily Redemption Value of the RBS ETN from the month end of the relevant period (e.g., the Daily Redemption Value at month-end, 1 mo., 3 mos., 6 mos. prior, as the case may be) through the market close at the end of the previous calendar month.

"ETN Market Return" refers to the percentage change in the closing price of the RBS ETNs as reported on NYSE Arca from the month end of the relevant period (e.g., 1 mo., 3 mos., 6 mos. prior, as the case may be) through the market close at the end of the previous calendar month.

CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the Index must increase by an amount sufficient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The Index may underperform the Price of Gold Bullion, and is expected to perform poorly in volatile markets. Liquidity of the market for RBS ETNs may vary over time. The RBS ETNs do not pay interest. Any payment on the RBS ETNs is subject to ability of The Royal Bank of Scotland N.V. (RBS NV), as the issuer, and RBS Holdings N.V., as the guarantor, to pay their respective obligations when they become due. You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs.

The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the pricing supplement, before investing.

IMPORTANT INFORMATION: The Royal Bank of Scotland N.V. (RBS NV) and RBS Holdings N.V. (RBS Holdings) have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been filed with the SEC for more complete information about RBS NV and RBS Holdings, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS NV, RBS Holdings, RBS Securities Inc. (RBSSI) or any dealer participating in the relevant offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).

RBS Gold Trendpilot™ Index (USD) (Index) is the property of The Royal Bank of Scotland plc, which has contracted with Standard & Poor's Financial Services LLC (S&P) to maintain and calculate the Index. S&P shall have no liability for any errors or omissions in calculating the Index. "Standard & Poor's®," "S&P®" are registered trademarks of S&P. "Calculated by S&P Custom Indices" and its related stylized mark are service marks of S&P and have been licensed for use by RBSSI and its affiliates. The RBS ETNs are not sponsored, endorsed, sold or promoted by S&P or its affiliates, and neither S&P nor its affiliates make any representation regarding the advisability of investing in the RBS ETNs.

Privacy Statement Terms & Conditions